Exhibit 99.1

China Finance Online Reports First Quarter 2015 Results

BEIJING, July 9, 2015 -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Summary and Second Quarter Guidance

•	Net revenues were $13.7 million, compared with $23.2 million in the first quarter of 2014.
•	Gross profit was $10.3 million, compared with $17.8 million in the first quarter of 2014.
•	Net loss attributable to China Finance Online was $1.3 million, compared with a net loss of $2.0 million in the first quarter of 2014.
•
The company expects an improved second quarter with a net revenue around $22.0 million, an increase of 7% from $20.6 million for the corresponding period in 2014 and an increase of 61% from $13.7 million in the first quarter of 2015.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online stated, "After six years of sluggishness, Chinese stock market staged a strong come-back with record setting liquidity increase in the first half year of 2015. We are pleased to see our mobile application, Investment Masters (iTouGu), is gaining traction and experienced robust growth in both membership enrollment program and user traffic. As we have more brokerage firms, more retail investors and more investment products on iTouGu, our strategy of forming a one-stop marketplace for retail investors starts to take shape.”

"Second quarter was an improved quarter for us, although the Chinese stock market demonstrated unusual volatility since the second half of June. We remain optimistic that iTouGu can not only facilitate trading through our robust user interface integrated with the most popular brokerage firms in China, but also help investors to diversify their investment through a wide array of products offerings and access to professional advisors."

First Quarter 2015 Financial Results

Net revenues for the first quarter of 2015 were $13.7 million, a decrease of 41% from $23.2 million for the corresponding period in 2014. The Company's net revenues are categorized under: (a) revenues from financial services, which include brokerage-related and precious metals trading services; (b) revenues from financial information and advisory business, which include subscription services from individual and institutional customers; and (c) revenues from advertising services. During the first quarter of 2015, revenues from financial services, financial information and advisory business and advertising services contributed 69%, 16% and 15% of our net revenues, respectively, compared with 78%, 14% and 8%, respectively, for the corresponding period in 2014.

Revenues from financial services were $9.5 million, a decrease of 47% from $18.0 million in the first quarter of 2014 and a decrease of 28% from $13.3 million in the fourth quarter of 2014. As iTouGu business is still in development stage, the company plans to continue to invest to grow its user base before engaging actions on monetization. The decrease in precious metal trading service was largely due to the market conditions in the first quarter. Revenues from financial information and advisory business were $2.2 million, a decrease of 32% from $3.2 million in the first quarter of 2014 and a decrease of 12% from $2.5 million in the fourth quarter of 2014. Revenues from advertising were $2.0 million, an increase of 11% from $1.8 million in the first quarter of 2014 and a decrease of 30% from $2.9 million in the fourth quarter of 2014.

Gross profit was $10.3 million, a decrease of 42% from $17.8 million in the first quarter of 2014 and a decrease of 29% from $14.4 million in the fourth quarter of 2014. Gross margin in the first quarter for 2015 was 75.0% compared with 76.8% in the first quarter for 2014 and 76.6% in the fourth quarter for 2014.

General and administrative ("G&A") expenses were $3.0 million, a decrease of 27% from $4.0 million in the first quarter of 2014, and a decrease of 11% from $3.3 million in the fourth quarter for 2014.

Sales and marketing ("S&M") expenses were $8.1 million, a decrease of 33% from $12.1 million in the first quarter of 2014, primarily due to lower marketing expenses and sales commissions, and a decrease of 16% from $9.7 million in the fourth quarter for 2014.

Research and development ("R&D") expenses were $2.8 million, an increase of 10% from $2.6 million in the first quarter of 2014 and a decrease of 17% from $3.4 million in the fourth quarter for 2014. The Company expects to continue to invest in its iTouGu mobile platform to achieve the Company's long term strategic plan of providing retail investors one-stop solutions for their investment needs.

Loss from operations was $3.5 million, compared with a loss of $0.6 million in the first quarter of 2014 and a loss of $1.8 million in the fourth quarter of 2014.

Net loss attributable to China Finance Online was $1.3 million, compared with a loss of $2.0 million in the first quarter of 2014 and a net income of $3.6 million in the fourth quarter of 2014.

Fully diluted loss per ADS was $0.06 for the first quarter of 2015, compared with a loss of $0.09 for the first quarter of 2014. Basic and diluted weighted average number of ADS for the first quarter of 2015 were 22.1 million. Each ADS represents five ordinary shares of the Company.

As of March 31, 2015, total cash and cash equivalents were $17.2 million, compared with $32.5 million as of December 31, 2014.

Total shareholders' equity of China Finance Online was $63.3 million as of March 31, 2015.

Recent update

In the annual shareholder meeting held on June 30th, 2015, the Company appointed three new independent directors, including Dr. Z. James Chen, Mr. Jian Wang and Dr. Yaowei Zhang whose biographical information is as follows:

Dr. Z. James Chen has been the Chief Financial Officer of Origin Agritech Limited (“Origin”), since January 2012. Prior to Origin, Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (“ADIA”) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”).

Mr. Jian Wang has been the president of Five Star Holdings Limited since 2013. Mr. Wang is a key founder of Jiangsu Five Star Appliances Corporation (“Five Star”), a key member of Best Buy Co., Inc. (NYSE: BBY)(“Best Buy”), the world leading provider of technology products, services and solutions. Mr. Wang was the Senior Global Vice President of Best Buy from 2012 to 2013. He was appointed to be the Global Vice President of Best Buy and Chief Executive Officer of Five Star in 2011 after the Best Buy’s acquisition of Five Star in 2009. He led the joint venture of Five Star and Best Buy in 2006. Mr. Wang has been a major founder of Five Star and set up its retail merchandising system in 2001. Five Star has been awarded “China’s Best Employer” for four consecutive years since 2009 under Mr. Wang’s leadership and he himself has also been awarded “China’s Best Entrepreneur on Employer’s Development”. Mr. Wang obtained his Bachelor of International Economic Management from Jiangsu Provincial CPC School. He received postgraduate education majoring in Business Administration from the Business School of Nanjing University and he received his EMBA from China Europe International Business School (CEIBS).

Dr. Yaowei Zhang has been an Independent Director of Shanghai Cimic Holdings Co., Ltd. (002162.SZ) since March 2014. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. (08206.HK). Mr. Zhang is the President of Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People’s Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph. D of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

Conference Call Information

The management will host a conference call and a simultaneous webcast on July 9, 2015 at 8:00 p.m. U.S. Eastern Time (July 10, 2015 at 8:00 a.m. Beijing/Hong Kong time). Interested parties may participate in the conference call by dialing the following numbers approximately five minutes before the call starts.

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 77392199

A replay of the conference call will be available shortly after the conclusion of the event through 9:59 a.m. Eastern Time on July 16, 2015. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0206/400-602-2065
Conference ID: 77392199

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://edge.media-server.com/m/p/ry6cjdjj

About China Finance Online
China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services. The Company's two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

-	our prospect and our ability to attract and continue to develop iTougu;

-	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

-	our prospect on stabilization in cash attrition and improvement of our financial position;

-	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

-	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Mar. 31, 2015	Dec. 31, 2014
Assets
Current assets:
Cash and cash equivalents	17,192	32,538
Restricted cash	5	5
Trust bank balances held on behalf of customers	11,353	11,922
Accounts receivable, net – others	11,911	12,886
Accounts receivable, net - Margin clients	3,708	1,699
Loan receivable	9,099	10,296
Consideration Receivable	13,350	13,401
Short-term investments	2,119	-
Prepaid expenses and other current assets	8,214	8,539
Deferred tax assets, current	471	926
Total current assets	77,422	92,212
Long-term investments, net	1,214	1,218
Property and equipment, net	4,540	4,863
Acquired intangible assets, net	2,105	2,185
Rental deposits	1,393	1,388
Goodwill	7,063	7,090
Deferred tax assets, non-current	60	72
Other deposits	5,563	4,874
Total assets	99,360	113,902

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,121 and $2,954 as of March 31, 2015 and December 31, 2014, respectively)	4,807	4,936
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,937 and $6,282 as of March 31, 2015 and December 31, 2014, respectively)	6,404	8,837
Dividends payable to noncontrolling interests (including dividends payable to noncntrolling interests of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $537 and nil as of March 31, 2015 and December 31, 2014, respectively)	537	-
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $368 and $399 as of March 31, 2015 and December 31, 2014, respectively)	11,353	11,922
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,377 and $1,879 as of March 31, 2015 and December 31, 2014, respectively)	4,501	9,852
Deferred tax liability, current (including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $842 and $578 as of March 31, 2015 and December 31, 2014, respectively)	845	580
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $21 and $301 as of March 31, 2015 and December 31, 2014, respectively)	21	314
Total current liabilities	28,468	36,441
Deferred tax liability, non-current (including deferred tax liability, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $526 and $546 as of March 31, 2015 and December 31, 2014, respectively)	526	546
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $316 and $353 as of March 31,2015 and December 31, 2014, respectively)	1,078	1,373
Total liabilities	30,072	38,360
Noncontrolling interests	5,998	10,926
Total China Finance Online Co. Limited Shareholders' equity	63,290	64,616
Total liabilities and equity	99,360	113,902

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended
	Mar. 31, 2015	Mar. 31, 2014	Dec. 31, 2014
Net revenues	13,701	23,179	18,780
Cost of revenues	(3,424)	(5,388)	(4,388)
Gross profit	10,277	17,791	14,392
Operating expenses
General and administrative(includes share-based compensation expenses of $49, $506 and $(114), respectively)	(2,961)	(4,039)	(3,342)
Sales and marketing (includes share-based compensation expenses of $28, $6 and $35, respectively)	(8,138)	(12,088)	(9,669)
Product development (includes share-based compensation expenses of $79, $22 and $55, respectively)	(2,824)	(2,556)	(3,386)

Total operating expenses	(13,923)	(18,683)	(16,397)
Government subsidies	99	248	206
Loss from operations	(3,547)	(644)	(1,799)
Interest income	1,200	828	1,139
Interest expense	-	(2)	(1)
Short-term investment income, net	33	(35)	36
Gain from sale of cost method investment	-	-	4,338
Other income (loss), net	(315)	16	(573)
Exchange gain (loss), net	(65)	(153)	63

Income (loss) before income tax expenses	(2,694)	10	3,203
Income tax expenses	(716)	(445)	(66)

Net income (loss)	(3,410)	(435)	3,137
Less: Net income (loss) attributable to the noncontrolling interests	(2,073)	1,551	(478)
Net income (loss) attributable to China Finance Online Co. Limited	(1,337)	(1,986)	3,615

Net income (loss)	(3,410)	(435)	3,137
Changes in foreign currency translation adjustment	106	(453)	255
Net unrealized gain on available-for-sale securities, net of tax effects of $1, nil and nil respectively	2	-	-
Other comprehensive income (loss), net of tax	108	(453)	255
Comprehensive income (loss)	(3,302)	(888)	3,392
Less: comprehensive income (loss) attributable to non-controlling interests	(2,073)	1,551	(478)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(1,229)	(2,439)	3,870

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.01)	(0.02)	0.03
Diluted	(0.01)	(0.02)	0.03
Net income (loss) per ADS
Basic	(0.06)	(0.09)	0.16
Diluted	(0.06)	(0.09)	0.14
Weighted average ordinary shares
Basic	110,673,397	109,197,765	109,767,868
Diluted	110,673,397	109,197,765	124,990,589
Weighted average ADSs
Basic	22,134,679	21,839,553	21,953,574
Diluted	22,134,679	21,839,553	24,998,118